Exhibit 99.1

The following table sets forth transactions by Cascade Investment, L.L.C. in the Common Shares of Western Asset/Claymore Inflation-Linked Securities & Income Fund during the period December 16, 2014 through December 22, 2014.  All of the acquisitions were effected on the New York Stock Exchange through brokers.

Purchase Date	Quantity	Weighted-Average Price Paid Per Share ($)	Range of Price Paid Per Share ($)
12/16/14	25,900	$11.4341	$11.4300 - $11.4500
12/17/14	17,900	$11.4450	$11.4400 - $11.4500
12/18/14	224,700	$11.4302	$11.4300 - $11.4400
12/19/14	13,400	$11.4251	$11.4000 - $11.4600
12/22/14	17,100	$11.4353	$11.4300 - $11.4500